UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Eagle Hospitality Properties Trust, Inc.
(Name of Issuer)

Common Stock ($0.01 par value)
(Title of Class of Securities)

26959T 10 2
(CUSIP Number)

Edward E. Steiner, Esq. Keating Muething & Klekamp PLL One East Fourth Street Suite 1400 Cincinnati, Ohio 45202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

CUSIP No. 26959T 10 2
(1)	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): William P. Butler
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS 00, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,228,957[1]
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 4,228,957[1]
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,228,957[2]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
(14)	TYPE OF REPORTING PERSON IN

[1]
Consists of (i) 83,333 shares of common stock (the “Common Stock”) of Eagle Hospitality Properties Trust, Inc. (the “Company,” “Eagle” or the “Issuer”) held directly by William P. Butler, which were issued on October 6, 2004 and are subject to vesting requirements under the Issuer’s 2004 Long-Term Incentive Plan; (ii) 18,750 shares of Common Stock of the Issuer held directly by William P. Butler, (iii) 50,000 shares of Common Stock held directly by Mr. Butler, (iv) 163,534 shares of Common Stock issuable on or after October 6, 2005 upon the redemption of an equal number of partnership units (the “OP Units”) of EHP Operating Partnership, L.P. (the “Operating Partnership”), in which the Issuer is the general partner, directly held by Mr. Butler, (v) 3,058,089 shares of Common Stock issuable on or after October 6, 2005 upon the redemption of an equal number of OP Units indirectly held by Mr. Butler through one or more affiliated entities, (vi) 568,034 shares of Common Stock issuable on or after December 5, 2006 upon the redemption of an equal number of OP Units indirectly held by Mr. Butler through one or more affiliated entities and (vii) 208,332 shares of Common Stock issued to a trust established for the benefit of certain employees of Corporex Companies LLC, a Kentucky limited liability company (“Corporex”) (viii) 78,885 shares of common stock issuable on or after October 6, 2005 upon the redemption of an equal number of OP Units issued to a trust established for the benefit of certain employees of Corporex, subject to further vesting. Mr. Butler disclaims beneficial ownership in the shares of Common Stock listed above in (iv) - (viii). In (vii) and (viii) above, the shares are held indirectly by Mr. Butler. In (iv) - (vi), the OP Units are convertible for either cash or Common Stock of the Issuer at the election of the Operating Partnership pursuant to the terms of its limited partnership agreement.

[2]	See footnote 1 above.

This Amendment No. 2 to Schedule 13D is filed solely to amend Items 4, 5, 6 and 7.

Item 4.  Purpose of Transaction

William P. Butler serves as Chairman of the Board and Chief Executive Officer of Corporex and controlling member of Corporex. Mr. Butler is also Chairman of the Board of the Company.

On January 29, 2007, the Company issued a press release announcing that its Board of Directors had decided to explore strategic alternatives to enhance shareholder value, including a possible sale of the Company. In that connection, the Company announced that its Board had formed a Special Committee, which has retained Morgan Stanley as financial advisor.

In response to the Company’s announcement, Corporex engaged Goldman, Sachs & Co. to advise it on a possible strategic transaction with the Company.

Corporex and Mr. Butler, with their advisors, intend to review continuously the Company’s business affairs, general industry and economic conditions. Based on such review, Mr. Butler, from time to time, may determine to increase or decrease his ownership of Common Stock of the Company, or Corporex may propose an extraordinary corporate transaction with regard to the Company or either Mr. Butler or Corporex may engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  In connection with its review and consideration of possibly proposing a strategic transaction, Corporex may engage in discussions with potential business partners and with other security holders of the Company. Corporex cannot currently predict whether its review and consideration of a strategic transaction will result in a proposal to the Company.

Other than as described above, Corporex does not have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of Issuer

(a)
Mr. Butler is the beneficial owner of 4,228,957 shares of Common Stock, representing 17.6% of the Common Stock outstanding. The total number of shares outstanding used in calculating this percentage assumes that: 1) no OP Units held by other persons are exchanged for shares of Common Stock; and 2) OP Units that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the nine initial hotels prior to the initial public offering or the agreements pursuant to which such employee acquired the interest in such entities will have vested in full. The number above does not include 83,333 units in the operating partnership that an entity controlled by Mr. Butler received pursuant to the earn-out provisions of the original option agreement in which the Company acquired the hotel at the time of the IPO. These units are not convertible into shares of Common Stock until July 31, 2007.

(b)	Mr. Butler has sole voting and dispositive power with respect to all shares of Common Stock to which this Schedule 13D relates.

(c)	Not applicable.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, there are presently no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Butler and any other person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Mr. Butler, indirectly through an entity controlled by him that previously owned the Embassy Suites Hotel Cleveland/Rockside, may receive earn-out payments totaling in the aggregate up to 500,000 additional OP Units, which will be payable only if certain operating measurements are achieved during any trailing 12-month period on or before October 6, 2007. The terms of the option agreement providing for this potential earn-out payment are fully described in the registration statement on Form S-11 (file no. 333-115213), as amended, filed by the Company.

Item 7.  Material to be filed as Exhibits

    99.1   Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 13, 2007	/s/ William P. Butler
William P. Butler